Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
299 FM 1903
Greenville, TX 75402
https://www.exosaero.com/

Up to $1,234,982.15 in Common Stock at $11.35
Minimum Target Amount: $14,993.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
Address: 299 FM 1903, Greenville, TX 75402
State of Incorporation: TX
Date Incorporated: February 26, 2015

Terms:

Equity

Offering Minimum: $14,993.35 | 1,321 shares of Common Stock
Offering Maximum: $1,234,982.15 | 108,809 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $11.35
Minimum Investment Amount (per investor): $499.40

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering Contain a Voting Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the ˙CEO˙), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Investment Incentives and Bonuses*

Loyalty Bonus: Exos Aerospace shareholders are eligible for 1% bonus shares.

Testing the Waters Reservations Page Bonus: Reservation Holders in the StartEngine Reservations Page will receive an additional stackable 1% bonus shares.

Time-Based Perks:

Early Bird: Invest $50,000+ within the first 2 weeks and receive 4% bonus shares.

Amount-Based Perks

Premium: Invest $50,000+ and receive 4% bonus shares and an invite to attend the BLK3 rocket launch at Spaceport America

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Exos Aerospace will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

EXOS Aerospace Systems & Technologies, Inc. ("the Company") was formed in Texas on February 26, 2015. It was founded to continue the innovative work of Armadillo Aerospace, a pioneer in reusable rocket technology. Since its inception, Exos Aerospace has focused on advancing reusable space launch vehicles and associated technologies. The Company plans to earn revenue by providing suborbital space access through affordable, reliable launches and reusable rockets. The Company's headquarters is in Greenville, Texas.

Exos Aerospace stands among the elite few globally with proven expertise in reusable precision sounding rockets. Uniquely, they are the only company to have successfully reused an FAA-licensed Suborbital Reusable Launch Vehicle (SRLV) at a mere 1% of the vehicle cost. As one of just three U.S. companies holding an FAA license for reusable rockets, Exos verages this technology to deliver vital space-testing and TRL9 advancement capabilities to the space industry just as the ISS moves towards a 2030 decommissioning thereby reducing access to space microgravity (without Exos).

In response to the challenges of COVID, Exos shifted focus to the development of a Hypersonic Reusable Launch Vehicle, earning them a 2021 contract with the USAF's AEDC, followed on by a recent 2024 contract based on cutting edge Rotating Detonation Rocket Engine (RDRE) technology where we selected SSLC's Type 5 all composite propellant tanks. In addition, their management team led them into a strategic acquisition of interest in Scorpius Space Launch Company (SSLC), and the rights to acquire the balance of the company (at a 2021 valuation through 3/2025) all culminating in a NASA qualification and a successful TRL9 demonstration of SSLC's TYPE 5 linerless carbon composite tank technology on the moon (aboard the Intuitive Machines Odysseus Nova C lunar lander on 2/22/2024).

Now, Exos Aerospace is poised to raise capital to take BLK3 to space.

Business Model

Exos Aerospace Systems & Technologies Inc. is a dynamic player in the commercial space exploration industry. With a core focus on reusability, we specialize in developing space hardware, including advanced tanks and vehicles, that can be flown multiple times, driving down costs and making space access more affordable. Our mission is to make space technology practical and accessible by prioritizing sustainable innovation through autonomous and unmanned missions. This approach allows us to avoid the costly redundancies required for manned flights, recognizing that occasional asset replacement can provide a higher Return On Investment (ROI) for autonomous and unmanned missions approach and is appropriate for non-human payloads.

A key focus of our growth strategy is the early adoption and support of nascent space technologies as "investment filler payloads," which helps us invest in early stage companies as we support proving new tech in space at a marginal cost with an occasional payback as those payloads show success that can provide us a competitive edge in the industry. We believe that this approach, combined with strategic corporate acquisitions-particularly of companies impacted by SPAC (Special Purpose Acquisition Company) failures or bankruptcy can accelerate our path to profitability and sets us apart in a market still dominated by traditional slow moving behemoths.

Intellectual Property

Exos Aerospace Systems & Technologies, Inc. embraces a hardware-centric approach that accelerates our development cycles by shifting learning from the design space to real-world hardware using an EXOSWORX process called DBTI (Design Build Test Iterate). This approach allows us to learn quickly and iterate faster, using data gathered from actual hardware testing to drive rapid innovation. By challenging traditional space beliefs and processes, we have developed substantial trade secrets.

Rocket Engine Trade Secrets:

Our team's focus on building and testing hardware has led to the creation of proprietary technologies and methodologies that enabled us to fire a single rocket engine over 1,000 times. This hands-on approach has also allowed us to achieve hundreds of in-air relights of our rocket engines, a critical capability for manned rocket racing vehicles that our team members built the propulsion for. By prioritizing hardware over long cycle design development iterations, we ensure that our innovations are grounded in real-world data and performance.

Ownership and Patented Technologies in Scorpius Space Launch Company:

Our strategic 18% ownership interest in Scorpius Space Launch Company (SSLC) reflects our commitment to challenging the status quo, doing what was once called "impossible" by NASA. SSLC's patented Type 5 Linerless Carbon Composite Tanks, which were rigorously tested by NASA, hosted and fueled on a SpaceX Falcon9 launch vehicle, validated to TRL9 in space, and successfully landed on the moon on February 22, 2024, exemplify our belief in advancing through tangible, proven innovation. These tanks stand as the world's first commercial Type 5 Linerless Composite Tanks to land on the lunar surface, demonstrating how our hardware-centric approach can drive rapid development and iteration based on actual hardware performance. The tanks are now proven, but our drive to advance them further remains.

By focusing on tangible systems and real-world validation, rather than getting stuck in theoretical designs, Exos Aerospace challenges traditional space beliefs and processes. We believe that by accelerating learning and iteration through hardware, we can redefine what's possible in the aerospace industry and push the boundaries of innovation. John Quinn also holds a board seat at Scorpius Space Launch Company.

Competitors and Industry

Competitors

Exos Aerospace vs. Blue Origin vs. UP Aerospace

Cost:

Exos Aerospace: Cost-competitive with UP Aerospace, offering the same $/kg pricing based on the last public data reference.

Blue Origin: Premium pricing for high-profile missions.

UP Aerospace: Cost-competitive with Exos Aerospace, with the same $/kg pricing.

Launch Frequency:

Exos Aerospace: Offers re-flights of payloads on the same vehicle within a week, supporting iterative testing. Blue Origin: Publicly announced only one flight per year for research purposes.

UP Aerospace: Regular launches, but not as frequent as Exos for the same payload.

Payload Bay:

Exos Aerospace: 24 inches in diameter by 48 inches tall, offering significantly more space for experiments. Blue Origin: Larger payload bay than UP Aerospace, but limited to one flight per year.

UP Aerospace: 8 inches in diameter by 80 inches tall, which gets hot during the flight, limiting the type of experiments it can carry.

Payload Exposure Options:

Exos Aerospace: Can place payloads for space exposure or no exposure to the vacuum of space without additional costs. Blue Origin: Can offer space exposure, but it is considered a premium service.

UP Aerospace: Limited flexibility; payloads are subject to high G-forces and temperature increases.

Reusability:

Exos Aerospace: Like a car, Exos rockets can be reused repeatedly with minimal maintenance, allowing for quick turnaround and cost efficiency.

Blue Origin: Also focuses on reusability, but with a much slower turnaround time.

UP Aerospace: Solid booster rockets are single-use, with no option for rapid re-flight or reuse.

<u>Primary Benefits:</u>

Exos Aerospace: Supports iterative research aimed at making life on Earth better.

Blue Origin: High-profile, premium services geared towards research and tourism, but with limited availability.

UP Aerospace: Serves a niche market requiring high-G launches, but with limitations in payload size and conditions.

<u>Revenue Drivers:</u>

Exos Aerospace: Expected to be driven primarily by the Carbon Composite tank and structures business, under development with Scorpius Space Launch Company just like our Suborbital Reusable Launch Vehicle tanks and structures.

Blue Origin: Revenue driven by space tourism and high-profile research contracts.

UP Aerospace: Primarily driven by cost-effective, niche research and educational launches.

Industry

The space exploration industry is on the cusp of significant expansion, with the global space economy projected to exceed $1.8 trillion by 2035. Exos Aerospace is strategically positioned within this growth trajectory, targeting key markets such as Type 5 tanks, reusable launch vehicle structures, orbital transfer vehicle propulsion, and Wet Leasing SRLV's. The increasing demand for cost-effective and sustainable space technologies, driven by both commercial and defense needs, aligns with the Exos mission and offerings, positioning the company as a critical player in the future of space exploration.

Source: https://www.weforum.org/agenda/2024/04/space-economy-technology-invest-rocket-opportunity/

Current Stage and Roadmap

Current Stage

The Company is currently in the research and development stage and using our prototype BLK3 vehicle to generate revenue as we continue to develop DoD and commercial contacts. Exos Aerospace has developed the BLK3 Hypersonic Reusable Launch Vehicle prototype for the USAF and has successfully completed the contractual testing phase, which included a hover flight. The next steps involve completing the pre-flight design reviews and the final changes necessary to fly the vehicle commercially and move into production of another vehicle (both funded by this raise). Qualifying the vehicle for a NASA IDIQ (Indefinite Delivery Indefinite Quantity) contract requires two successful launches (expected to occur on a Monday and Friday of the same week), and would make Exos eligible for a NASA IDIQ program that has an authorized $25 million a year budget. Capturing just 25% of that budget for 4 campaigns (@2 flights per campaign) alone could bring Exos to profitability. The Exos SARGE BLKl platform has previously served the NASA REDDI program.

Additionally, the Department of Defense (DoD) has expressed interest in a larger version of the vehicle, which Exos Aerospace has proposed as BLK4 under the Mach TB2.0 Program (proposing to use a Firefly Reaver Engine) and through a white paper submission to the Missile Defense Agency (MDA), building on a prior submittal made in collaboration with Lockheed Martin.

Product Status: The BLK3 vehicle is in the prototype stage. It has completed initial testing, successfully hovered multiple times, fired dozens of times, and is expected to be flight-ready within nine months of securing "go to flight" funding.

Sales Status: The BLK3 vehicle has generated $245,000 in revenue from ground tests since entering a functioning prototype stage at TRL6-7. Exos Aerospace is focused on completing the necessary qualifications and demonstrations to secure larger contracts and move toward full-scale commercialization, with revenue potential of up to $SIOK per flight. Exos currently only charges $6,000 per kg and has a payload capability of 135 kg to fly to space to an altitude of 100 km and back.

Additionally, Exos is developing a National Charter Enterprise model, allowing multiple allied countries or companies to Wet Lease a BLK3 vehicle to help jumpstart their space programs (with appropriate ITAR approvals).

Future Roadmap

Exos Aerospace has outlined several key areas for future growth and expansion:

Hypersonic Reusable Vehicle Development: Continue developing and commercializing hypersonic vehicles for high-speed point-to-point travel and other applications.

Expansion of Space Access Services: Expand their portfolio of space access services, including launch on demand services, rideshares, and orbital transfer services.

Satellite Testing Services: Offer in space satellite testing solutions to meet the growing demand in the satellite industry.

International Reusability Expansion: Expand our National Charter Enterprise operations and partnerships here and abroad to tap into new markets and opportunities where other nations could deploy reusability concepts through ours or their launch Vehicles and platforms.

Provide Orbital Transfer Propulsion systems: Provide cryogenic tanks, structures and propulsion solutions for the Launch and Orbital Transfer Vehicle market to help companies achieve the last mile (after most being dumped off of a SpaceX rideshare) to get to their destination more quickly and efficiently without the use of Toxic Hydrazine.

The Team

Officers and Directors

Name: John Quinn

John Quinn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: February, 2015 - Present
  Responsibilities: John Quinn, as the CEO ofExos Aerospace, focuses on corporate expansion through mergers and acquisitions (M&A) and leveraging industry connections, particularly within the defense sector. His role involves driving strategic growth, identifying opportunities for partnerships and acquisitions, and ensuring that the company's aerospace technologies align with industry needs, including defense-related applications (given his former NAVY service aboard submarines). This strategic approach helps position Exos Aerospace to leverage their reusability experience as a key player in the aerospace and defense industries that have not achieved reusability. John receives a salary of $150,000. He also owns about 21% of the company's equity. Additionally, John Quinn serves on the Board of Directors for Scorpius Space Launch Company.

Name: David Mitchell

David Mitchell's current primary role is with TRADEway. David Mitchell currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Board Member
  Dates of Service: February, 2015 - Present
  Responsibilities: As President ofExos Aerospace, David Mitchell's responsibilities include overseeing the company's strategic direction and communicating with Investors to ensure that the company has appropriate financial resources to meet its business and technological goals. This role involves leadership in business development, financial management, and organizational growth. David receives a salary of $40,000 and owns about 37% of the company's equity.

Other business experience in the past three years:

- Employer: TRADEway
  Title: President, Chairman of the Board
  Dates of Service: January, 1999 - Present
  Responsibilities: I oversee the company's operations, and future plans along with my CEO.

Other business experience in the past three years:

- Employer: E. G. Hall Oil Co. Inc.
  Title: President, Chairman of the Board
  Dates of Service: January, 1972 - Present
  Responsibilities: I oversee the company along with my field superintendent.

Name: Russell Blink

Russell Blink's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO, Board Member
  Dates of Service: February, 2015 - Present
  Responsibilities: Responsible for all technical requirements and solutions for EXOS products. This includes design, manufacture and operational use of EXOS products. Russell receives a salary of $120,000 and owns about 8% of the company's equity.

Name: Neil Milburn

Neil Milburn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO, Secretary, Board Member
  Dates of Service: October, 2020 - Present
  Responsibilities: Neil ensures smooth operations across all disciplines and facilities. He is an expert in Corporate turnarounds, physics, and all things to do with licensing Rocket operations and testing. He receives a salary of $110,000.

Other business experience in the past three years:

- Employer: Inter-Galactic Megacorp
  Title: Principal
  Dates of Service: March, 2014 - Present
  Responsibilities: Consultant in the fields of engineering, education and aerospace.

Name: Kyle Ballard

Kyle Ballard's current primary role is with Bolgiano Tax and Business Services. Kyle Ballard currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Board Member
  Dates of Service: August, 2024 - Present
  Responsibilities: Kyle is responsible for maintaining the financial records and reporting requirements of Exos Aerospace Systems & Technologies Inc. He receives compensation through a services contract ($36,000), with future growth as the company's needs increase, and the potential growth of equity.

Other business experience in the past three years:

- Employer: Bolgiano Tax and Business Services
  Title: Principal
  Dates of Service: October, 2012 - Present
  Responsibilities: Kyle operates as Principal at Bolgiano Capital Management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an

investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,992.24 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Rocket and space / hypersonic vehicles. Delays or cost overruns in the development of our Rocket, hypersonics or Space vehicles and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Mitchell	4,559,621	Common Stock	36.96%
The Quinn Living Trust (John and Teresa Quinn, grantors)	2,576,807	Common Stock	20.89%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 108,809 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 12,335,749 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $649,784.00
Maturity Date: September 15, 2026
Interest Rate: 7.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: None

Material Rights

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7% on the unpaid balance and shall be paid at the end of each twelve month period. The amounts are to be repaid in full on September 15, 2026 of the remaining unpaid principal and interest. The notes are convertible into shares of the Company's common stock at $10/share at lender's request on the due date.

Convertible Promissory Note

The security will convert into Common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $233,280.00
Maturity Date: July 31, 2029
Interest Rate: 8.0%
Discount Rate: %

Valuation Cap: None

Conversion Trigger: In the event of conversion, EXOS, shall be forgiven, in full, for all indebtedness arising from this note, and any collateralization shall be released in full. The note may NOT be converted after midnight on the Due Date. If any installment is not paid within ten days of due date, the remaining unpaid balance and accrued interest shall become due immediately at the option of the Lender, or Lender may request that the unpaid balance plus interest be converted into EXOS common stock at $12.40/share. The Borrower reserves the right to prepay this Note (in whole or in part) prior to the due date with no prepayment penalty. Lender would have the option to convert to stock at this point rather than receiving payment, at $12.40/share common stock. In this event, EXOS shall be forgiven, in full, for all indebtedness arising from this note, and any collateralization shall be released.

Material Rights

On August 1, 2022 the Company issued a convertible promissory note to one of its shareholders amounting to $200,000 for an 8% annual interest rate payable annually and due on July 31, 2029 both the unpaid interest and principal. The unpaid interest and principal on the due date can be converted into EXOS stocks at $12.40 at lender's request. The amount outstanding is as of Jul 30, 2024.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $618,000.00
  Use of proceeds: Support business development tasks and SSLC acquisition deal
  Date: November 14, 2021
  Offering exemption relied upon: Reg 506 Reg D for Private Offering 7

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $756,384.00
  Number of Securities Sold: 72,948
  Use of proceeds: Business Opportunity development

Date: February 14, 2022
Offering exemption relied upon: Reg 504 Reg D for Private Offering 8

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,047,196.00
  Number of Securities Sold: 182,798
  Use of proceeds: To assist the Company in raising funds to develop certain business opportunities as described in the Private Offering docs.
  Date: September 24, 2024
  Offering exemption relied upon: Reg 504 Reg D for Private Offering 9

- Type of security sold: Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Equipment purchase and business development activities as Approved by Alford.
  Date: August 01, 2022
  Offering exemption relied upon: Reg 506 Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Exos Revenue for fiscal year 2022 was $187K compared to $308K in fiscal year 2023.

Exos 2022 revenue included revenues for the BLK3 vehicle and 2023 was focused on support of the SSLC acquisition and integration as a tank provider for Intuitive Machines and developing the BLK3 vehicle evolutionary path as we survived the DoD Valley of Death between contracts.

SSLC included revenues for the Intuitive Machines Nova C lunar lander tanks and varied contracts for VAYA space with the most significant delivery to VAYA being the LOx tank.

Cost of Sales

Exos Cost of Sales for fiscal year 2022 was $7,000 compared to $0 in fiscal year 2023.

Gross Margins

Gross margins for fiscal year 2022 were $180K compared to $308K in 2023.

Expenses

Exos Expenses for fiscal year 2022 were $674K compared to $423K in fiscal year 2023.

In 2022 Exos was working with a prospective investor to develop an orbital launch program, which unfortunately did not come to fruition. The company incurred one-time expenses in the areas of legal, professional services, and market development for this investment initiative.

Historical results and cash flows:

The Company is currently in the research and development stage and using our prototype BLK3 vehicle to generate revenue as we continue to develop DoD and commercial contacts. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because a successful raise will support completion of the BLK3 vehicle for commercial payload sales. Past cash was primarily generated through equity investments and revenues from rocket ground test services. Our goal is to achieve profitability within 12-18 months. I believe the Company's historical cash flows are not representative of what is to be expected in the future, because this funding will allow us to "go to flight" unlocking a few revenue generating assets - the BLK3 Precision Suborbital Reusable Launch Vehicle(s).

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At Exos Aerospace, our current capital resources are sufficient for continued operations however lacking for growth. Our investors have been strategically aligned to support our ongoing projects and future endeavors but capital has been limited at times. Here's a breakdown of the available capital resources for the company:

1. Cash on Hand: We have approximately $250K in liquid assets. This cash reserve is crucial for immediate operational needs, emergency funding, and maintaining flexibility in our day-to-day business operations.

2. Dedicated Investors: Our financial backbone is strengthened by the continued support of dedicated investors who have been with us for nearly a decade. Their sustained investment has not only provided financial stability but also demonstrates confidence in our strategic direction and leadership.

3. Cofounder Commitment: The cofounders of Exos Aerospace remain 100% dedicated to the company's success. This commitment extends beyond mere operational involvement; it has historically included financial backing and strategic investments made directly by the cofounders to support key initiatives and critical development phases.

4. Lines of Credit and Financial Instruments: We maintain lines of credit with financial institutions that allow us flexibility to manage cash flow efficiently and respond to growth opportunities or unexpected challenges as they arise although we avoid debt as it adds to project cost and makes us subservient to the lenders.

5. Shareholder Loans: An additional layer of support comes from shareholder loans, which provide supplementary financial resources under terms that are favorable to the company's long-term financial health.

6. USAF Contract: Our primary revenue source at present is with the USAF on an Rotating Detonating Rocket Engine test bed proposal.

7. NASA PURDUE University Contract: The October 7th 2024 test will provide additional revenues to support this Lunar Lander Leg test and we invite our Investors out to watch!

These capital resources collectively position Exos Aerospace to successfully manage current projects, plan future expansions, and continue innovating within the aerospace industry. Our financial strategy ensures stability, supports ambitious R&D initiatives, and underpins our mission to revolutionize space technology.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are a strategic addition to our existing financial resources at Exos Aerospace, and they are pivotal in transitioning our company to a potential revenue-positive position within the next year. Here's how this campaign's funds will be integrated and utilized:

1. Accelerating Development: The campaign funds will be primarily directed towards accelerating our current projects, especially the final stages of development and testing of our aerospace technologies that are near commercial viability (Specifically our BLK3 Hypersonic Reusable Launch Vehicle platform developed for the USAF) This is critical for shortening the time to market, allowing us to generate revenue sooner.

2. Scaling Operations: With the additional financial infusion, we can commence the build of an additional BLK3 vehicle. This includes hiring additional staff, expanding our facilities, and investing in more efficient technology and machinery, all of which are essential for ramping up production in anticipation of market entry amd contracts currently in development with potential commercial customers.

3. Enhancing Marketing and Sales Efforts: A portion of the campaign funds will be allocated to building a robust marketing and sales infrastructure. This is crucial for establishing strong market presence and customer acquisition channels, driving sales, and ultimately, ensuring sustained revenue inflow once we have a space proven TRL9 vehicle.

4. Bridging Financial Gaps: The campaign funds will also serve as a financial bridge to cover operational costs and maintain cash flow until revenue generation begins. This is essential to keep the company financially healthy and operationally active during the transition to a revenue-positive state.

5. Leveraging Future Financing Opportunities: Successfully utilizing these funds to reach revenue positivity will enhance our attractiveness to future investors and lenders. A proven track record of effective fund management and achieving financial milestones increases confidence among potential financial partners and opens up opportunities for more favorable financing terms in the future.

In sum, the funds from this campaign are not just an addition to our financial arsenal-they are a catalyst that will enable Exos Aerospace to achieve and sustain a revenue-positive status, ensuring our long-term success and growth in the aerospace industry.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Given the crowdfunding campaign's strategic goal of raising an initial $1.235 million and plans to expand to $5 million after completing financial audits as per SEC regulations, these funds are essential for the growth and viability of Exos Aerospace, especially as we stand at a crucial inflection point. With these funds, we can accelerate our growth trajectory, reduce risks associated with slower expansion, and enhance our ability to take on and fulfill additional contracts more effectively. The choice is not merely about survival but about thriving in a competitive marketplace and achieving our potential at a much faster rate.

1. Initial Funding Phase: The initial $1.235 million from the crowdfunding campaign represents a strategic injection of capital aimed at immediate needs and preliminary growth initiatives. This amount is crucial for beginning to scale operations and advancing development projects without waiting for the full audit process to complete.

2. Expansion of Funding: After completing the required financial audits, expanding the crowdfunding to $5 million opens further capital for accelerated growth and more extensive project development. This larger amount will significantly enhance the company's financial base, enabling more ambitious expansions and potentially larger contracts.

3. Total Fund Composition: Initially, the $1.235 million will form a substantial part of the total funds available to Exos Aerospace, especially for immediate use. As the campaign expands to $5 million, this will increasingly become a major portion of the company's financial resources, providing a robust foundation for ongoing and future projects.

This phased crowdfunding approach not only aligns with regulatory requirements but also strategically stages financial growth to coincide with company milestones and audit completions, optimizing the use of funds for maximum impact. This approach is crucial not only for the immediate acceleration of our projects but also for bolstering our financial stability and operational capacity to manage and execute larger contracts, thereby ensuring our long-term success in the aerospace sector.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given our decade-long track record of sustaining operations and driving innovation at Exos Aerospace, we are confident in our strategic financial planning and the robustness of our funding structure. If we raise the minimum of $1.235 million and have two successful launches of our rockets (back to back in a week) we would have sufficient funding for the foreseeable future in our opinion. That said, continued engagement with key industry contracts and the targeted use of crowdfunding to align with our long-term goals could serve our shareholders more quickly. This approach ensures that we remain well positioned to adapt and thrive in the dynamic aerospace sector, maintaining operational efficiency and advancing our technological capabilities.

How long will you be able to operate the company if you raise your maximum funding goal?

Financial Assumptions and basis:

Doubling of Monthly Burn Rate:

Current monthly burn rate: $85,000

New monthly burn rate: $170,000

Total Available Funds after Raising the Maximum Crowdfunding Goal:

Existing cash: $250,000

Maximum crowdfunding: $5,000,000

Total: $5,250,000

Deduct Hardware Expenses:

Total funds: $5,250,000

Hardware expenses for rockets: $1,200,000

Remaining Funds: $4,050,000

Operating Duration with the New Burn Rate:

Operating months = Remaining funds / New monthly burn rate

Operating months = $4,050,000 / $170,000 ≈ 23.82 months (approximately 2 years)

Key Considerations:

Burn Rate Increase:

The doubling of the burn rate reduces the operational period without new revenue to about 2 years. This period is critical as it bridges the gap to when the revenue-producing rocket is anticipated to be operational.

Revenue Producing Rocket in 2025:

The anticipated operation of revenue-producing rockets in 2025 is a significant milestone. It is crucial to align the development, testing, and launch phases to meet this timeline, which could potentially stabilize and enhance the company's financial position.

Financial Strategy Adjustments:

Considering the increased burn rate and the shorter cash runway, exploring additional financial strategies becomes necessary. These may include securing bridge loans, initiating further funding rounds, or negotiating advanced payments on existing contracts to maintain sufficient cash flow.

Expense Management:

Regular reviews and possible curtailments of non-essential expenses are essential. Optimizing operations can extend the operational duration and help align the company's financial strategies with its operational goals.

This financial overview underscores the importance of careful management and strategic alignment of Exos Aerospace's operations and financial planning. The focus remains on successfully reaching critical development milestones while maintaining financial stability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The strategic acquisition of Scorpius Space Launch Company by Exos Aerospace not only broadens our technological base but also enhances our potential revenue streams, particularly through the remarkable achievements of Scorpius Space Launch Company. A key highlight is Scorpius's Type 5 linerless composite tanks, which successfully landed on the moon in February 2024. This achievement underscores the advanced capabilities and innovation at Scorpius, offering several revenue-enhancing opportunities:

Market Differentiation:

The successful moon landing of the Type 5 tanks distinctly positions Scorpius (and by extension, Exos Aerospace) in the aerospace market. This achievement not only validates the reliability and advanced engineering of Scorpius's products but also significantly boosts the brand's prestige and technical credibility.

Technology Licensing:

The technology behind the Type 5 linerless composite tanks opens up numerous opportunities for licensing these innovations to other companies and industries. Licensing can provide a steady revenue stream while expanding the technology's application to other markets.

Enhanced Contract Eligibility:

This landmark achievement enhances our profile for competitive bidding on high-value government and commercial contracts. Agencies such as NASA, the Department of Defense, and other international space organizations are likely to favor partners who have demonstrated successful deployment of technology in space.

Joint Ventures and Partnerships:

The success of these tanks on the moon makes Scorpius an attractive partner for joint ventures with other aerospace and technology firms looking to leverage this proven technology for their missions or products.

Expanded Sales Opportunities:

The proven durability and performance of the Type 5 tanks in the harsh lunar environment provide a solid proof point that can be used to promote similar technologies for various aerospace applications, including manned missions, satellite launches, and deep space exploration. Furthermore, Exos Aerospace already holds an 18% stake in Scorpius, with our CEO, John Quinn, sitting on their board. This existing relationship and governance role not only provide us with strategic insights into Scorpius's operations and development plans but also strengthen our ability to guide and integrate our combined technological and market strategies effectively.

Scorpius's achievement with the Type 5 tanks and continued R&D efforts significantly enhance the potential for new and expanded revenue streams, supporting Exos Aerospace's growth strategy and reinforcing our position as innovators in the aerospace sector.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $649,784.00
  Interest Rate: 7.0%
  Maturity Date: September 15, 2026
  The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7% on the unpaid balance and shall be paid at the end of each twelve month period. The amounts are to be repaid in full on September 15, 2026 of the remaining unpaid principal and interest. The notes are convertible into shares of the Company's common stock at $10/share at lender's request on the due date.

- Creditor: Convertible Promissory Note
  Amount Owed: $200,000.00
  Interest Rate: 8.0%
  Maturity Date: July 31, 2029

Related Party Transactions

- Name of Person: Shareholder
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: The lender has an interest in the success of the company as they are an existing shareholder.
  Material Terms: On August 1, 2022 the Company issued a convertible promissory note to one of its shareholders amounting to $200,000 for an 8% annual interest rate payable annually an due on July 31, 2029 both the unpaid interest and principal. The unpaid interest and principal on the due date can be converted into EXOS stocks at $12.40 at lender's request.

Valuation

Pre-Money Valuation: $140,010,751.15

Valuation Details:

This pre-money valuation was calculated internally by the Company, referencing historical third-party valuation analyses previously obtained, but without obtaining a new formal third-party evaluation specifically for this offering.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $849,784 (plus interest due) at Maturity if not converted at the term rate in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,993.35 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,982.15, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing
  2.0%
  Exos Aerospace is allocating funding to sales and marketing, a strategic investment that aims to significantly enhance our market penetration and brand visibility. This focused allocation will enable us to: Expand Market Reach: Investing in sales and marketing will allow us to target and acquire new customers more effectively, entering both established and emerging markets with precision. Enhance Brand Recognition: By bolstering our brand presence, we establish Exos as a leader in aerospace innovations, attracting potential investors and partners who are essential for long-term growth. Increase Revenue Streams: Effective marketing strategies are directly linked to increased sales. The investment will drive demand for our products and services, ultimately boosting revenue. Maximize ROI on R&D: Significant resources are devoted to research and development at Exos. Effective marketing ensures that these innovations reach the right audience, maximizing the return on our R&D investments.

- Research & Development
  10.0%
  Allocating funds to further R&D despite having a Technology Readiness Level (TRL) 6 prototype is a strategic decision aimed at refining our product and ensuring its competitive advantage in the marketplace. Here's the justification for this investment: Advanced Development: Even with a TRL6 prototype, which demonstrates technology in a relevant environment, there is a crucial need to transition from prototype to a market-ready product. This phase involves rigorous validation, and possibly the integration of additional features based on feedback and testing. Risk Mitigation: Further investment in R&D at this stage helps to identify and address potential issues before full-scale production and deployment. This proactive approach reduces the risk of costly recalls or modifications later on, which can impact both financial standing and brand reputation. Market Differentiation: By continuing to invest in R&D, we can further innovate and enhance our product's capabilities. This not only strengthens our competitive position but also potentially captures a larger market share by meeting or exceeding industry standards and customer expectations. Regulatory Compliance: Ongoing R&D ensures compliance with evolving regulatory standards and certifications, which is crucial for launching new technologies in highly regulated sectors like aerospace, healthcare, and technology. Future-proofing: Technology and market demands are continually evolving. Continued investment in R&D keeps us ahead of technological obsolescence and prepares us for future expansions or iterations of our product line. Market Differentiation: By continuing to invest in R&D, we can further innovate and enhance our product's capabilities. This not only strengthens our competitive position but also potentially captures a larger market share by meeting or exceeding industry standards and customer expectations. Regulatory Compliance: Ongoing R&D ensures compliance with evolving regulatory standards and certifications, which is crucial for launching new technologies in highly regulated sectors like aerospace, healthcare, and technology. Future-proofing: Technology and market demands are continually evolving. Continued investment in R&D keeps us ahead of technological obsolescence and prepares us for future expansions or iterations of our product line. Market Differentiation: By continuing to invest in R&D, we can further innovate and enhance our product's capabilities. This not only strengthens our competitive position but also potentially captures a larger market share by meeting or exceeding industry standards and customer expectations. Regulatory Compliance: Ongoing R&D ensures compliance with evolving regulatory standards and certifications, which is crucial for launching new technologies in highly regulated sectors like aerospace, healthcare, and technology. Future-proofing: Technology and market demands are continually evolving. Continued investment in R&D keeps us ahead of technological obsolescence and prepares us for future expansions or iterations of our product line.

- Operations
  40.0%
  Allocating funds to support Operations is a strategic investment that underscores the importance of human capital in achieving our company's objectives. Here's a detailed justification for this substantial allocation: Talent Acquisition and Retention: In competitive industries, securing top talent is crucial. This funding allocation allows us to attract and retain skilled professionals who are essential for driving innovation and operational excellence. Competitive salaries, benefits, and professional development opportunities funded by this allocation will help ensure we have the expertise needed to lead and succeed. Scalability and Growth: As our company expands, increasing our workforce is necessary to manage the scaling process effectively. This includes hiring additional staff to handle increased operational, research, and development demands, ensuring that growth is supported by a robust workforce. Enhanced Productivity: Investing in a larger, more skilled workforce directly contributes to increased productivity. More hands on deck means projects can be completed faster and more efficiently, allowing us to meet project timelines and exceed stakeholder expectations. Innovation Through Diversity: By employing a diverse team of professionals, we bring a wide range of perspectives and skills to the table. This diversity fosters creativity and innovation, which are critical for developing new ideas and solutions that keep us at the forefront of our industry. Organizational Resilience: A well-funded workforce enhances our company's resilience against market fluctuations and operational challenges. By maintaining

a solid employment base, we ensure continuity and stability, even during downturns, by relying on the expertise and commitment of our staff.

- Working Capital
  41.25%
  Strategic Investment in Proven Rocket Hardware and Material Acquisition Allocating funds for the acquisition of reliable, proven rocket hardware and materials is essential for the fabrication of our reusable rockets. Much of the hardware and components we plan to use have already been successfully demonstrated on our SARGE BLKl launch vehicle, having demonstrated reliability and performance. Below is a justification for this focused allocation: Proven Material Sourcing: The aerospace industry demands materials that have been tested in real-world environments. This funding allows us to source high-quality, aerospace-grade materials-such as alloys and composites-that have already been validated through our SARGE BLKl vehicle, or even on the Odysseus Lunar lander that sits on the moon today, demonstrating the strength and durability needed for our reusable rockets. Demonstrated Hardware Component Acquisition: Many of the key components, structural elements, and in house avionics systems, have been field-tested and proven on our SARGE BLKl launch vehicle. By relying on these components, we ensure consistent performance, minimizing the risk of failure and maximizing the reliability of our rockets. Supply Chain Stability: Investing in the procurement of these already-proven materials and hardware ensures a stable and reliable supply chain. By continuing to use components that have demonstrated success in previous missions, we reduce the risk of production delays so that our rockets are built on time and within budget. Operational Efficiency and Reusability: The hardware and materials we're acquiring have a proven track record of supporting reusability. By leveraging components that have already flown on the SARGE BLKl vehicle, and upgrading components that have not performed well in reuse application, we can extend the life cycle of our rockets, reducing long-term costs while maintaining high safety and performance standards. Cost-Effective, Low-Risk Solutions: Utilizing proven hardware that has already been successfully integrated and flown on the SARGE BLKl vehicle helps control costs and avoid the risks associated with untested innovations. This focus on field-proven solutions allows us to build reusable rockets efficiently, and reliably without incurring the expense or uncertainty of experimental technologies.

- StartEngine Service Fees
  1.25%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.exosaero.com/ (https://www.exosaero.com/sec).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/exos-aerospace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.

[See attached]



EXOS Aerospace Systems & Technologies, Inc.
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: EXOS Aerospace Systems & Technologies, Inc. Management

We have reviewed the accompanying financial statements of EXOS Aerospace Systems & Technologies, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
September 26, 2024

EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	127,296	252,248
Accounts Receivable	220	-
Inventory	230,210	229,800
Rocket Assembly	2,195,388	2,103,716
Prepayments	7,500	69,217
Other Current Assets	520,509	460,478
Total Current Assets	**3,081,123**	**3,115,459**
Non-Current Assets:		
Fixed Assets	22,110	23,815
Right of Use Asset	-	23,830
Intangible Assets	77,516	101,876
Goodwill	7,588,334	8,686,902
Other Non-Current Assets	115,632	115,632
Total Non-Current Assets	**7,803,592**	**8,952,055**
TOTAL ASSETS	**10,884,715**	**12,067,514**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Payables and Accruals	219,562	206,562
Short Term Lease Liability	-	28,049
Current Due to Shareholder	22,667	6,667
Short Term Liabilities	84,685	50,789
Total Current Liabilities	**326,914**	**292,067**
Non-Current Liabilities:		
Non-Current Due to Shareholder	601,519	601,519
Long Term Liabilities	566,790	567,536
Total Non-Current Liabilities	**1,168,309**	**1,169,055**
TOTAL LIABILITIES	**1,495,223**	**1,461,122**
SHAREHOLDERS' EQUITY		
Capital Stock	286	280
Additional Paid-In Capital	19,133,841	18,643,877
Deficit	(9,744,635)	(8,037,765)
TOTAL SHAREHOLDERS' EQUITY	**9,389,492**	**10,606,392**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,884,715	12,067,514

EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenue	308,220	187,838
Cost of Goods Sold	-	7,965
Gross Profit	308,220	179,873
Operating Expenses		
Advertising and Marketing Expense	87,940	102,660
Travel Expense	26,573	37,926
Rent Expense	75,938	89,833
Salary and Wages Expense	518,045	442,116
Other Administrative Expenses	114,940	258,836
Total Operating Expenses	823,436	931,371
Total Loss from Operations	(515,216)	(751,498)
Other Expense (Income)		
Interest Expense	55,547	46,212
Other Losses	10,717	-
Other Income	-	55,327
Total Other Expense (Income)	66,264	(9,115)
Losses Before Tax, Depreciation and Amortization	(581,480)	(742,383)
Provision for Income Tax	-	-
Amortization	1,122,640	1,135,524
Depreciation	2,551	44,384
Net Loss	(1,706,671)	(1,922,291)

EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Additional Paid-in		Total Shareholders'
	# of Shares	$ Amount	Capital	Deficit	Equity
Beginning balance at 1/1/22	11,033,620	276	17,812,464	(6,115,474)	11,697,266
Issuance of Common Stock	175,506	4	831,413	-	831,417
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(1,922,291)	(1,922,291)
Ending balance at 12/31/22	11,209,126	280	18,643,877	(8,037,765)	10,606,392
Issuance of Common Stock	249,586	6	482,464	-	482,470
Prior year adjustment	-	-	-	(199)	(199)
Stock Compensation Expense	-	-	7,500	-	7,500
Net loss	-	-	-	(1,706,671)	(1,706,671)
Ending balance at 12/31/23	11,458,712	286	19,133,841	(9,744,635)	9,389,492

EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	**(1,706,671)**	**(1,922,291)**
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Amortization	1,122,640	1,135,524
Depreciation	2,551	44,384
(Increase) Decrease in Assets:		
Accounts Receivable	(220)	-
Inventory	(92,082)	(400,199)
Other Current Assets	1,686	(61,718)
Right of Use Asset	23,830	(23,830)
Increase(Decrease) in Liabilities:		
Payables and Accruals	62,697	74,396
Lease Liability	(28,049)	28,049
Total Adjustments to reconcile Net Loss to Net Cash used in operations	1,093,053	796,606
Net Cash used in Operating Activities	**(613,618)**	**(1,125,685)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(846)	(32,671)
Decrease in Intangible Assets	288	32,552
Net Cash used in Investing Activities	**(558)**	**(119)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Proceeds(Payments) from Loans	(746)	197,701
Net Proceeds from Issuance of stocks	489,970	831,417
Net Cash provided by Financing Activities	**489,224**	**1,029,118**
Cash at the beginning of period	252,248	348,935
Net Cash decrease for period	(124,952)	(96,686)
Cash at end of period	**127,296**	**252,248**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

EXOS Aerospace Systems & Technologies, Inc. ("the Company") was formed in Texas on February 26, 2015. It was founded to continue the innovative work of Armadillo Aerospace, a pioneer in reusable rocket technology. Since its inception, Exos Aerospace has focused on advancing reusable space launch vehicles and associated technologies. The Company plans to earn revenue by providing suborbital space access through affordable, reliable launches and reusable rockets. The Company's headquarters is in Greenville, Texas. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023 and 2022, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the most two recent years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company owned 100% of EXOS Aerospace Italia SRL and has 18% ownership in Scorpius Space Launch Company.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, EXOS Aerospace Italia SRL, a Company based in Italy, formed on February 22, 2021. All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, EXOS Aerospace Italia SRL, an entity operating out of Italy. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The goodwill acquired from the business combination was measured at fair value amounting to $10,985,680 for the years ended December 31, 2023 and December 31, 2022 and no indicators of goodwill impairment for both years.

The Company opted to use the accounting alternatives set in ASC 350 wherein a private company or not-for-profit entity may make an accounting policy election to apply the accounting alternative for amortizing goodwill. The best estimate of goodwill's useful life is set to a 10 year period on a straight line method.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $127,296 and $252,248 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upon order based on percentage and the balance upon completion.

The accounts receivable balance as of December 31, 2023 is $220. There is no accounts receivable balance as of December 31, 2022.

Inventory

Inventory consisted primarily of assemblies & parts inventories and fuel of rockets. Inventories are stated at the lower of cost or net realizable value.

Inventory balance as of December 31 is shown below:

Inventory	2023	2022
Assemblies & Parts Inventory	229,800	229,800
Fuel	410	-
Inventory Total	230,210	229,800

Rocket Assembly

These are costs incurred in the assembly of rockets and comprised of the following costs: Contract labor, labor and parts.

Rocket Assembly balance as of December 31 is shown below::

Rocket Assembly	2023	2022
Contract Labor	287,036	286,179
Labor	1,054,182	963,427
Parts	854,170	854,111
Rocket Total	2,195,388	2,103,716

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using either the straight-line or double declining balance method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's properties and equipment as of December 31 is shown below:

Property and Equipments	Life	2023	2022
Launch Assets	5	23,900	23,900
Plant Equipment	5	316,649	316,091
Vehicles	5	60,500	60,500
Leasehold Improvement	39	23,740	23,740
Furniture and Equipment	5	7,411	7,411
Accumulated Depreciation		(410,090)	(407,827)
Total Fixed Assets - Net		22,110	23,815

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred.

Internal-use software is amortized either on a straight-line or double declining basis over its estimated useful life which is determined to be ranging from 3-15 years.

A summary of the Company's Intangible Assets as of December 31 is shown below:

Intangible Assets	Useful Life	2023	2022
Software	3-5	173,365	173,365
Software License	5-15	245,782	245,782
Accumulated Amortization		(341,631)	(317,271)
Total Intangibles - Net		**77,516**	**101,876**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to earn revenue by providing suborbital space access to its customers. The following are the revenue streams of the Company:

- Launch Services - Charging fees for launching payloads into suborbital trajectories and bringing the payloads back for analysis and iterative development through rapid return to space within a few days.
- Wet Leasing - Leasing their reusable rockets and associated services to institutions, organizations and Nations for specific missions.
- Government Contracts - Securing contracts with agencies like the USAF and NASA for the development and testing of space technologies.
- Tank Technology Sales - Generating significant revenue from the sale of TRL9 Lox Methane Tanks to lunar companies and other clients requiring advanced spacecraft tanks and structures.

The Company's payments are generally collected first as percentage upon order and the balance upon completion of the project. The Company's primary performance obligation is to perform or deliver the requested service or products by customers. Revenue is recognized at the time of fulfillment of the required service or based on a milestone of the project.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Rent Expense

These costs were mainly from the lease of its building and insignificant amount of rentals for equipment and tanks.

Salary and Wages Expense

Expenses for employee salaries and employee related costs. This includes employees from administrative roles, assembly and production roles and contractor fees.

Other Administrative Expenses

Other Administrative expenses were composed of bank fees, subscriptions, insurance, subsidiary expenses and other insignificant costs that are necessary in running the business.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The value of service performed by non-employee was the best estimate of the stock compensation expense and the options were vesting immediately. It was charged directly to expense and credited to additional paid- in capital amounting to $7,500 and $0 in 2023 and 2022, respectively.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States and, whereas, Italy for its subsidiary. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its 2023 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 01, 2022 the Company issued a convertible promissory note to one of its shareholders amounting to $200,000 for an 8% annual interest rate payable annually and due on July 31, 2029 both the unpaid interest and principal. The unpaid interest and principal on the due date can be converted into EXOS stocks at $12.40 at lender's request.

The total payables to shareholders for as of December 31 is shown below::

Due to Shareholder	2023	2022
Current	22,667	6,667
Non-Current	601,519	601,519
Total Due to Shareholder	624,186	608,186

During the year ended December 31, 2023 and December 31, 2022, the Company had receivable from Exos Italy for the expenses paid amounting to $492,072 and $472,291. These receivables were eliminated during the consolidation process of the financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. Also, the Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7% on the unpaid balance and shall be paid at the end of each twelve month period. The amounts are to be repaid in full on September 15, 2026 of the remaining unpaid principal and interest. The notes are convertible into shares of the Company's common stock at $10/share at lender's request on the due date.

A summary of the Company's Convertible Notes as of December 31 is shown below:

Convertible Notes	2023	2022
Current	84,784	51,085
Non Current	565,000	565,000
Total Convertible Notes	649,784	616,085

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.000025 per share.
There were 11,458,712 and 11,209,126 issued and outstanding shares as of December 31, 2023 and December 31, 2022, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 26, 2024, the date these financial statements were available to be issued.

In May 08, 2024 the Company entered into a lease agreement to lease a property to be used as a warehouse. The lease term is for twelve months to start in June 2024 at $8,800 per month.

In 2024, the Company entered into an agreement to acquire Scorpius Space Launch Company, a manufacturer of pressure vessels for aerospace and other applications.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF EXOS AEROSPACE

Making SPACEavailable...™

Exos Aerospace Systems & Technologies Inc. is a dynamic player in the commercial space exploration industry, specializing in the development and production of reusable space hardware, including tanks and vehicles. The company's unwavering commitment to ...

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



exos

$0 Raised

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$11.35 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.40	$140.01M

REASONS TO INVEST



- Exos Aerospace is one of only three U.S. companies with a current FAA license for reusable rocket launches, a rare and hard-earned demonstrated achievement that highlights our small team's exceptional capabilities in leading the future of space access.



- Exos Aerospace secured an 18% stake in Scorpius Space Launch, advancing their tech, including Type 5 tanks on the

moon. With an option to acquire the rest by March 2025*, we're seeking a strategic partner & engaging with VC firms.

 Exos Aerospace and StartEngine offers everyone, not just elites, the chance to invest in a groundbreaking space company, filling the gap of missed space investment opportunities with potential for significant returns.

*Exclusive option to acquire remaining assets of Scorpius Space Launch is contingent on the completion of certain conditions by the parties and approvals by relevant third parties.

TEAM




John Quinn • CEO, Board Member

John served 14.5 years in the US Navy on submarines & started a commercial power plant career in 1992. With a B.S. in Electrical Engineering (2002) & 21 years in power industry management & cybersecurity, he transitioned to entrepreneurship. He start...

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David Mitchell • President, Board Member

David Mitchell, with a B.A. & M.B.A. from Baylor University is President of his family's oil & gas company in the Permian Basin. He co-founded Van Zoeren Pipe Organ (sold to CBS) & later founded Designer Technologies & TRADEway. In 2014, he co-founded ...

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Russell Blink • CTO, Board Member

Russell Blink, a Michigan Tech graduate, co-founded Long Range Systems, developing 50+ products & holding numerous patents. As VP of Engineering at Armadillo Aerospace, he worked on rockets, & propulsion for NASA & the X-Prize. He founded ...

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THE PITCH

Solving the Space Equation

Exos Aerospace Systems & Technologies Inc. is seeking to revolutionize the commercial space exploration industry with its focus on reusable, affordable, and practical space technology. Specializing in the development of reusable space hardware—such as advanced tanks and vehicles—Exos aims to lead the way in making space more accessible through autonomous and unmanned missions. By employing a lean business model, Exos reduces the costs associated with space missions, offering advanced, commercial-grade reusable rockets at a cost that's comparable to single-use rockets.


exos
Making SPACEavailable...™
Exos Aerospace is one of only 3 companies in the U.S. that holds licenses from the FAA to fly reusable rockets, a critical regulatory approval that places it alongside major industry players.

Through strategic acquisitions, particularly of companies impacted by SPAC failures, Exos believes it can accelerate its path to profitability, aiming to distinguish itself in a market dominated by more expensive and traditional methods. The company's commitment to reliable and accessible space technology positions it as a key player in reshaping the trajectory of commercial space transportation. Exos Aerospace aims to overcome the barriers of high costs and limited accessibility, making space exploration viable for various applications, from commercial ventures to defense-related projects.

A New Model For Space Access

Exos Aerospace is strategically positioning itself in the competitive space industry. While dominated by a few major players, the industry is increasingly fertile for innovative solutions.

Exos stands out by focusing on smaller, cost-effective missions, prioritizing rapid accessibility and affordability. By specializing in unmanned and autonomous missions, we can reduce costs and maintain a lean business model, enabling frequent launches that meet Commercial business ROI objectives. We believe this positions Exos as a key player in the Suborbital Reusable Research market, with potential expansions into lunar tanks, reusability consulting, and orbital transfer vehicles.

Redefining Space Exploration with Reusable Rocket Technology

Scorpius Space Launch Company Tanks

- Are in Service on the Moon
- Lighter and Faster to Produce
- All Composite Materials
- Unibody Build
- Enabling ECO Friendly Space Sustainable Fuels

Strategic acquisitions, such as our stake in Scorpius Space Launch Company (SSLC), restore our vertical integration for building our rockets in-house. By leveraging relationships with underutilized resources, we enhance agility and capacity without the need for hundreds of millions of capital investments.

We've secured contracts with government and private entities, including the USAF and Intuitive Machines (SSLC) while expanding our expertise to meet the growing demand for space logistics, orbital transfer vehicles, and cryogenic storage solutions.

THE MARKET & OUR TRACTION

Leading the Way in Reusable Rocket Technology



With the global space economy projected to surpass

$1.8 TRILLION

by 2035

Exos anticipates capturing a three-year serviceable obtainable market (SOM) of approximately $37 million.

Source | Source *Please refer to our forward-looking information legend at the end of the page and our risk factors in our Form C regarding future projections.*

Exos Aerospace is strategically focused on several high-growth markets within the aerospace industry, each offering substantial value and long-term potential. With the global space economy projected to surpass $1.8 trillion by 2035, Exos projects the potential to capture a serviceable obtainable market of approximately $37 million over the next three years, based on current market trends and internal

estimates. This projection is subject to various factors, including competitive pressures, regulatory changes, and technological advancements, which could impact our ability to meet this target.[1]


Target Segments
with SSLC Tanks
Integrated Space Hardware Solutions
Portable Medical Tanks
Heavy Industrial Tanks for Hydrogen and other Cryogenic Storage
Logistic and Transport Applications

To support its growth, **Exos has raised approximately $10 million**, which has been strategically invested to strengthen key areas of its operations, including the construction of three rockets, the completion of four total flights of one of these rockets, and the design of a Hypersonic Reusable Launch Vehicle for the USAF. The new Launch Vehicle has 3x the revenue-producing capacity and can service both commercial and defense needs. In 2020, the company successfully graduated at the top of its class from the NewChip accelerator program, marking a significant milestone in its development and earning John Quinn the opportunity to present to Shark Tank's Kevin O'Leary.



The new Launch Vehicle has **3X** the revenue producing capacity and can service both commercial and defense needs.

Exos is one of only three U.S. companies licensed by the FAA to operate reusable launch vehicles, a certification that not only validates its technical expertise but also secures a position within the critical regulatory framework of the space industry. Our four flight missions in fourteen months are equally impressive with a team of just fifteen employees. We believe the strategic acquisition of an 18% stake in Scorpius Space Launch Company (SSLC) further enhances Exos's capabilities and market offerings, reinforcing its immersion in the aerospace sector.



Ready for Liftoff



- Secured an **18% stake in SSLC**
- Our FAA license places us **alongside industry giants**
- **Relationships with** Intuitive Machines and Firefly Aerospace

Exos's commitment to advancing aerospace technology is demonstrated through the design, build, and testing of the BLK3 rocket. Our relationships with federal agencies showcase Exos's ability to innovate while minimizing equity dilution, solidifying its role as a key player in the industry.

WHY INVEST

Invest in the Future of Space Exploration



Invest in Exos Aerospace

Join us at the forefront of sustainable space innovation



We believe Exos Aerospace is ready for significant growth, driven by strategic priorities that aim to enhance its capabilities and expand its market presence. The 18% stake in Scorpius Space Launch Company (SSLC) will restore Exos's manufacturing capacity and broaden its offerings in advanced tanks and components for both commercial and defense missions. Additionally, we hope to advance the BLK3 Hypersonic Reusable Launch Vehicle toward full commercial operations by developing a BLK4 rocket. We have support from key relationships with organizations like Firefly Aerospace and the Department of Defense, positioning Exos to capitalize on government markets.



" We can't wait for the government to solve this. We need the commercial industry to step in and provide the extension of research to make something that's viable and available everyday - using space technology to make life better for people on Earth."

John Quinn
Co-Founder & CEO
Exos Aerospace

Your investment can fuel the final stages of the expansion of our groundbreaking technologies into new markets, encouraging long-term growth and impactful contributions to space exploration.

Help us redefine space access and invest in Exos Aerospace today. We're making SPACEavailable…™!

ABOUT

HEADQUARTERS
299 FM 1903
Greenville, TX 75402

WEBSITE
View Site ⬈

Exos Aerospace Systems & Technologies Inc. is a dynamic player in the commercial space exploration industry, specializing in the development and production of reusable space hardware, including tanks and vehicles. The company's unwavering commitment to sustainable space innovation drives its mission to make space technology more practical and accessible. We aim to revolutionize suborbital space access.

TERMS

EXOS Aerospace

Overview

PRICE PER SHARE
$11.35

VALUATION
$140.01M

DEADLINE ⓘ
Jan. 23, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.40

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,982.15

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,321

MAX NUMBER OF SHARES OFFERED
108,809

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE

BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering Contain a Voting Proxy

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock

Investment Incentives and Bonuses*

Loyalty Bonus: Exos Aerospace shareholders are eligible for 1% bonus shares.

Testing the Waters Reservations Page Bonus: Reservation Holders in the StartEngine Reservations Page will receive an additional stackable 1% bonus shares.

Time-Based Perks:

Early Bird: Invest $50,000+ within the first 2 weeks and receive 4% bonus shares.

Amount-Based Perks

Premium: Invest $50,000+ and receive 4% bonus shares and an invite to attend the BLK3 rocket launch at Spaceport America

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Exos Aerospace will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $11.35 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I really don't see problems. I see opportunities in the space industry today. Reusable rockets obviously bring the cost of space access down, and by doing that, EXOS Aerospace would be using space technology to make life better for people on earth.

When we did suborbital launch back in the 1960s, we didn't have the technology to even analyze where we were going. And today, we can test technologies that are going to the moon, we can test technologies that could go to Mars and that have the ability to take us there. The biggest challenge that we face is as the International Space Station shuts down in 2030, there's a huge gap there for being able to continue the research that we've been accustomed to over the past 25 years.

EXOS Aerospace is in a unique position in that we built on the shoulders of a lot of people that came before. We're not trying to invent anything new, but what we're trying to do is open the door for more people to have access to this unique technology.

To be reusable, we learned very early on things have to be very robust so it's more like applying principles of how do we make it tough, resilient, easy to work on. Those things actually turn out to be very important.

There's very few people making reusable rockets. We are one of only three companies that's got a launch license for a reusable launch vehicle. And with ours, we literally can launch on a Monday. We have to take a mandatory rest period because of Crew Rest Rules with FAA but we can launch it again in 48 hours.

The future of space exploration is really wide open right now. There's a lot of people that are trying to go to space and that have gone to space, but there's still not enough to meet the needs of what's out there. EXOS Aerospace is uniquely positioned to build on the technology that we've already built, and we're continuing to develop and meeting the needs of a lot of different customers in different industries.

The reason we're doing this is to raise funding, to take a prototype vehicle that we've developed for the US Air Force to flight and put it in space. NASA has a $25 million budget for supporting universities to get their research into space. Really, we're making a national asset available on the customer's schedule. Doing a flight this year and then two years, three years before you're in the pipeline to fly again, does not get us where we need to be.

For EXOS' legacy, it's going to be access to space on our customer's terms. We can't wait for government to solve this. We need commercial industry to step in and provide the extension of that research to now make it something that's viable and available every day, using space technology to make life better for people on earth.

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

The State of Texas



Corporations Section
P.O. Box 13697
Austin, Texas 78711-3697

Phone: 512-463-5555
Fax: 512-463-5709
Dial 7-1-1 For Relay Services
www.sos.state.tx.us

Ruth R. Hughs
Secretary of State

Re: Original Documents

Dear Sir or Madam:

The attached certificate is an original certificate issued by the Secretary of State. Original certificates issued by the Secretary of State are electronically generated. Consequently, such original certificates are in black and white without gold or raised seals, and they bear the electronic signature of the named Secretary of State.

If you have any questions regarding this matter, please call me at 512-463-5578.

Very Truly Yours,

Deborah Rogers
Certifying Team
Office of the Texas Secretary of State



,orations Section
,.Box 13697
.ustin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

Requested for use in AUSTRALIA
Not for use within the United States of America.
The purpose of the Apostille is to certify the authenticity of the signature of the official signing the document, the capacity in which the official signing the document has acted, and, where appropriate, the identity of the seal or stamp.

APOSTILLE

(Convention de La Haye du 5 Octobre 1961)

1. **Country:**	**United States of America**
This Public document	
2. **has been signed by**	**Ruth R. Hughs**
3. **acting in the capacity of**	**Secretary of State**
4. **bears the seal/stamp of**	**State of Texas**

CERTIFIED

5. **at Austin, Texas**
6. **on December 20, 2019**
7. **by the Director, Business & Public Filings Division**
8. **Certificate No. C00022292**

9. **Seal**

10. **Signature:**



Director
Business & Public Filings Division

To verify this Apostille please visit https://direct.sos.state.tx.us/CertificateValidation/Validate.asp
Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555
Prepared by: Deborah Rogers
Fax: (512) 463-5709
TID: 10245
Dial: 7-1-1 for Relay Services
Document: 933370430002



ations Section
ox 13697
in, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

The undersigned, as Secretary of State of Texas, does hereby certify that the attached is a true and correct copy of each document on file in this office as described below:

EXOS Aerospace Systems & Technologies, Inc.
Filing Number: 802165298

Certificate of Formation — February 26, 2015

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on December 20, 2019.



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: DROGERS TID: 10266 Document: 933370430002

FILED
In the Office of the
Secretary of State of Texas
FEB 26 2015
Corporations Section

CERTIFICATE OF FORMATION
OF
EXOS AEROSPACE SYSTEMS & TECHNOLOGIES, INC.

I, the undersigned organizer of EXOS Aerospace Systems & Technologies, Inc. (the "Corporation"), acting pursuant to the Texas Business Organizations Code, hereby adopt the following Certificate of Formation for the Corporation.

ARTICLE I

The name of the Corporation is EXOS Aerospace Systems & Technologies, Inc.

ARTICLE II

The Corporation is a domestic business corporation.

ARTICLE III

The Corporation is organized for the purpose of transacting any and all lawful business for which corporations may be organized under the laws of the State of Texas.

ARTICLE IV

The aggregate number of shares that the Corporation shall have authority to issue is Fifty Million (50,000,000) shares of common stock, par value $0.000025 each.

ARTICLE V

No director of the Corporation shall be personally liable to the Corporation or the shareholders thereof for monetary damages for an act or omission in the director's capacity as director, except for liability for any of the following:

(1) A breach of the director's duty of loyalty to the Corporation or its shareholders;

(2) An act or omission not in good faith that constitutes a breach of the director's duty to the Corporation;

(3) An act or omission that involves intentional misconduct or a knowing violation of the law;

(4) A transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

(5) An act or omission for which the director's liability is provided expressly by an applicable statute.

If the Texas Business Organizations Code ("the Code") is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Code, as so amended.

Any repeal or modification of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification. Any repeal or modification of those provisions of the Code that concern the limitation of director liability shall not be construed to affect adversely any right or protection of a director of the Corporation existing at the time of such repeal or modification unless such adverse construction is required by law.

ARTICLE VI

The power to alter, amend, or repeal the Bylaws or to adopt new Bylaws, subject to repeal or change by action of the shareholders, shall be vested in the Board of Directors.

ARTICLE VII

The street address of the initial registered office of the Corporation is 126 W. Mall Drive Corsicana, Texas 75110, and the name of the Corporation's initial registered agent at such address is David Mitchell.

ARTICLE VIII

The Corporation has one initial director, whose name and address is:

NAME	ADDRESS
David Mitchell	159 PR 5489 Mexia, Texas 76667

ARTICLE IX

The shareholders may take action without holding a meeting, providing notice, or taking a vote if the shareholders having at least the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting, in which each shareholder entitled to vote on the action is present and votes, sign a written consent or consents stating the action taken.

ARTICLE X

The name and address of the organizer of the entity are as follows:

> Trenton Hood
> Naman, Howell, Smith & Lee, PLLC
> P.O. Box 1470
> Waco, Texas 76703

IN WITNESS WHEREOF, the undersigned organizer has signed this Certificate of Formation on the 20th day of February, 2015.



Trenton Hood, Organizer

I, the undersigned, being the organizer of EXOS Aerospace Systems & Technologies, Inc., a Texas business corporation, formed by filing this Certificate of Formation with the Secretary of State of the State of Texas, do hereby disclaim any and all interests in said entity.



Trenton Hood

CONSENT TO USE OF SIMILAR NAMES

Pursuant to Section 5.053 of the Texas Business Organizations Code, the undersigned, acting by and through its duly authorized representative, hereby consents to the use of the name "EXOS Aerospace Systems & Technologies, Inc." or variations thereof, as the name of a Texas corporation.

EXOS Aerospace, Inc.

By:

David Mitchell, President

Exhibit G

Test The Waters Materials
(See attached)





EXOS Aerospace is taking reservations for a possible, upcoming round. Indicate interest today.

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Making SPACEavailable...™

Exos Aerospace Systems & Technologies Inc. is a dynamic player in the commercial space exploration industry, specializing in the development and production of reusable space hardware, including tanks and vehicles. The company's unwavering commitment to ...

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This Reg CF Test the waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

exos

$3,207 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED	RESERVATIONS
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REASONS TO INVEST



- Exos Aerospace is one of only three U.S. companies with a current FAA license for reusable rocket launches, a rare and hard-earned demonstrated achievement that highlights our small team's exceptional capabilities in leading the future of space access.



- Exos Aerospace secured an 18% stake in Scorpius Space Launch, advancing their tech, including Type 5 tanks on the moon. With an option to acquire the rest by March 2025*, we're seeking a strategic partner & engaging with VC firms.



- Exos Aerospace and StartEngine offers everyone, not just elites, the chance to invest in a groundbreaking space company, filling the gap of missed space investment opportunities with potential for significant returns.

[illegible] the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



John Quinn • CEO, Board Member
John served 14.5 years in the US Navy on submarines & started a commercial power plant career in 1992. With a B.S. in Electrical Engineering (2002) & 21 years in power industry management & cybersecurity, he transitioned to entrepreneurship. He start...
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David Mitchell • President, Board Member
David Mitchell, with a B.A. & M.B.A. from Baylor University is President of his family's oil & gas company in the Permian Basin. He co-founded Van Zoeren Pipe Organ (sold to CBS) & later founded Designer Technologies & TRADEway. In 2014, he co-founded ...
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Russell Blink • CTO, Board Member
Russell Blink, a Michigan Tech graduate, co-founded Long Range Systems, developing 50+ products & holding numerous patents. As VP of Engineering at Armadillo Aerospace, he worked on rockets, & propulsion for NASA & the X-Prize. He founded ...
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Neil Milburn • COO, Secretary, Board Member
Neil, a University of Leeds Chemical Engineering graduate, moved to the USA in 1982 to lead Bearward Engineering. He later invented a groundbreaking heat exchanger & co-founded Armadillo Aerospace in 2000, managing safety & compliance. Since 201...
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Kyle Ballard • CFO (Fractional), Board Member
Kyle Ballard, CFO (Fractional) & Board Member at EXOS Aerospace, oversees financial integrity & analysis. He holds a Finance degree from Baylor, an MBA from Texas A&M, & a Series 65 license. With experience at Frito-Lay, Citizens National Bank, & Boligano ...
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THE PITCH

Solving the Space Equation

Exos Aerospace Systems & Technologies Inc. is seeking to revolutionize the commercial space exploration industry with its focus on reusable, affordable, and practical space technology. Specializing in the development of reusable space hardware—such as advanced tanks and vehicles—Exos aims to lead the way in making space more accessible through autonomous and unmanned missions. By employing a lean business model, Exos reduces the costs associated with space missions, offering advanced, commercial-grade reusable rockets at a cost that's comparable to single-use rockets.


exos
Making SPACEavailable...™
Exos Aerospace is one of only 3 companies in the U.S. that holds licenses from the FAA to fly reusable rockets, a critical regulatory approval that places it alongside major industry players.

Through strategic acquisitions, particularly of companies impacted by SPAC failures, Exos believes it can accelerate its path to profitability, aiming to distinguish itself in a market dominated by more expensive and traditional methods. The company's commitment to reliable and accessible space technology positions it as a key player in reshaping the trajectory of commercial space transportation. Exos Aerospace aims to overcome the barriers of high costs and limited accessibility, making space exploration viable for various applications, from commercial ventures to defense-related projects.

THE OPPORTUNITY

A New Model For Space Access

Exos Aerospace is strategically positioning itself in the competitive space industry. While dominated by a few major players, the industry is increasingly fertile for innovative solutions.

Exos stands out by focusing on smaller, cost-effective missions, prioritizing rapid accessibility and affordability. By specializing in unmanned and autonomous missions, we can reduce costs and maintain a lean business model, enabling frequent launches that meet Commercial business ROI objectives. We believe this positions Exos as a key player in the Suborbital Reusable Research market, with potential expansions into lunar tanks, reusability consulting, and orbital transfer vehicles.


Redefining Space Exploration with Reusable Rocket Technology
Scorpius Space Launch Company Tanks
Are in Service on the Moon
Lighter and Faster to Produce
All Composite Materials
Unibody Build
Enabling ECO Friendly Space Sustainable Fuels

Strategic acquisitions, such as our stake in Scorpius Space Launch Company (SSLC), restore our vertical integration for building our rockets in-house. By leveraging relationships with underutilized resources, we enhance agility and capacity without the need for hundreds of millions of capital investments.

We've secured contracts with government and private entities, including the USAF and Intuitive Machines (SSLC) while expanding our expertise to meet the growing demand for space logistics, orbital transfer vehicles, and cryogenic storage solutions.

THE MARKET & OUR TRACTION

Leading the Way in Reusable Rocket Technology



With the global space economy projected to surpass
$1.8 TRILLION
by 2035
Exos anticipates capturing a three-year serviceable obtainable market (SOM) of approximately $37 million.

Source | Source *Please refer to our forward-looking information legend at the end of the page and our risk factors in our Form C regarding future projections.*

Exos Aerospace is strategically focused on several high-growth markets within the aerospace industry, each offering substantial value and long-term potential. With the global space economy projected to surpass $1.8 trillion by 2035, Exos projects the potential to capture a serviceable obtainable market of approximately $37 million over the next three years, based on current market trends and internal estimates. This projection is subject to various factors, including competitive pressures, regulatory changes, and technological advancements, which could impact our ability to meet this target.[1]

Target Segments with SSLC Tanks
Integrated Space Hardware Solutions
Portable Medical Tanks
Heavy Industrial Tanks for Hydrogen and other Cryogenic Storage
Logistic and Transport Applications

To support its growth, **Exos has raised approximately $10 million**, which has been strategically invested to strengthen key areas of its operations, including the construction of three rockets, the completion of four total flights of one of these rockets, and the design of a Hypersonic Reusable Launch Vehicle for the USAF. The new Launch Vehicle has 3x the revenue-producing capacity and can service both commercial and defense needs. In 2020, the company successfully graduated at the top of its class from the NewChip accelerator program, marking a significant milestone in its development and earning John Quinn the opportunity to present to Shark Tank's Kevin O'Leary.



The new Launch Vehicle has 3X the revenue producing capacity and can service both commercial and defense needs.

Exos is one of only three U.S. companies licensed by the FAA to operate reusable launch vehicles, a certification that not only validates its technical expertise but also secures a position within the critical regulatory framework of the space industry. Our four flight missions in fourteen months are equally impressive with a team of just fifteen employees. We believe the strategic acquisition of an 18% stake in Scorpius Space Launch Company (SSLC) further enhances Exos's capabilities and market offerings, reinforcing its immersion in the aerospace sector.



Ready for Liftoff
Secured an 18% stake in SSLC
Our FAA license places us alongside industry giants
Relationships with Intuitive Machines and Firefly Aerospace

Exos's commitment to advancing aerospace technology is demonstrated through the design, build, and testing of the BLK3 rocket. Our relationships with federal agencies showcase Exos's ability to innovate while minimizing equity dilution, solidifying its role as a key player in the industry.

WHY INVEST

Invest in the Future of Space Exploration


exos
Invest in Exos Aerospace
Join us at the forefront of sustainable space innovation

We believe Exos Aerospace is ready for significant growth, driven by strategic priorities that aim to enhance its capabilities and expand its market presence. The 18% stake in Scorpius Space Launch Company (SSLC) will restore Exos's manufacturing capacity and broaden its offerings in advanced tanks and components for both commercial and defense missions. Additionally, we hope to advance the BLK3 Hypersonic Reusable Launch Vehicle toward full commercial operations by developing a BLK4 rocket. We have support from key relationships with organizations like Firefly Aerospace and the Department of Defense, positioning Exos to capitalize on government markets.


"We can't wait for the government to solve this. We need the commercial industry to step in and provide the extension of research to make something that's viable and available everyday - using space technology to make life better for people on Earth."
John Quinn

Your investment can fuel the final stages of the expansion of our groundbreaking technologies into new markets, encouraging long-term growth and impactful contributions to space exploration.

Help us redefine space access and invest in Exos Aerospace today. We're making SPACEavailable...™!

ABOUT

HEADQUARTERS
299 FM 1903
Greenville, TX 75402

WEBSITE
View Site

Exos Aerospace Systems & Technologies Inc. is a dynamic player in the commercial space exploration industry, specializing in the development and production of reusable space hardware, including tanks and vehicles. The company's unwavering commitment to sustainable space innovation drives its mission to make space technology more practical and accessible. We aim to revolutionize suborbital space access.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into EXOS Aerospace.

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Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive an additional stackable 1% bonus shares.

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Be a Part of
the Future

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO
OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE
OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST
INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

John Quinn <jquinn@exosaero.com>

A Unique Opportunity Awaits – Join Us!

1 message

David Mitchell <dmitchell@exosaero.com> Wed, Oct 16, 2024 at 2:08 PM
Reply-To: David Mitchell <dmitchell@exosaero.com>
To: John Quinn <jquinn@exosaero.com>

View this email in your browser



Dear Friends and Family of Exos,

Many of you will remember when our CEO, John Quinn, presented to Shark Tank's Kevin O'Leary back in 2021. That pivotal experience has brought us to an exciting new chapter we're eager to share with you today.

We're pleased to announce our plans to potentially launch a crowdfunding campaign on StartEngine to fuel the continued growth in the capabilities of Exos Aerospace!

We know many of you have expressed interest in opportunities like this, and now is your chance to be part of the future of space exploration.

Here's how you can get involved:

1. **Visit our Test the Waters page on StartEngine to explore the details of our potential offering.**
2. **Communicate your interest in Exos by completing the required steps on StartEngine. Current Exos investors, please refer to the inside investor policy.**
3. **Follow us on LinkedIn and Instagram to stay updated on our progress.**

Here's the best part: you don't need to be an accredited investor to participate,

making this a unique opportunity for many who have wanted to support Exos but couldn't before.

This is our next leap forward, and we want you with us.

If you're interested, please complete the steps above, and feel free to reply to jquinn@exosaero.com if you have any questions.

Best regards,
The Exos Aerospace Team

DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



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Exos Aerospace Systems & Technologies, Inc.
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AEROSPACE
Making SPACEavailable...™
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.